Filed by Office Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: July 21, 2023

On July 21, 2023, Office Properties Income Trust issued the following press release.

FOR IMMEDIATE RELEASE

Office Properties Income Trust Announces Filing of Definitive Proxy Materials and Recommends Shareholders to Vote “FOR” Merger with Diversified Healthcare Trust

Sets Special Meeting Date of August 30, 2023

OPI Board of Trustees Unanimously Recommends Stockholders
Vote “FOR” All Transaction-Related Proposals

NEWTON, MA – July 21, 2023 – Office Properties Income Trust (Nasdaq: OPI) (“OPI” or the “Company”) today filed its definitive proxy statement with the Securities and Exchange Commission (“SEC”) in connection with its pending merger with Diversified Healthcare Trust (Nasdaq: DHC) (“DHC”). The Company also today announced that the OPI Board of Trustees (the “Board”) has scheduled a Special Meeting of Shareholders (the “Special Meeting”) to be held on Wednesday, August 30, 2023, at 10:00 a.m. Eastern Time for OPI in connection with OPI’s pending merger with DHC. OPI shareholders of record at close on June 16, 2023, will be eligible to vote at the Special Meeting.

The Board is unanimous in its view that the pending transaction with DHC is in the best interests of the Company and its shareholders, and unanimously recommends that OPI shareholders vote “FOR” all transaction-related proposals at the Special Meeting.

As previously announced, under the terms of the merger agreement, OPI will acquire all of the outstanding common shares of DHC in an all-stock transaction. Following the close of the transaction, OPI shareholders will own approximately 58% of the combined company, and DHC shareholders will own approximately 42%.

Highlights of the transaction include:

•	Increased diversification: The merger will create a stronger and more resilient combined company with more diversified revenue sources. Specifically, OPI will complement its high quality office and mixed-use portfolio with DHC’s attractive, unencumbered portfolio of Medical Office Buildings (MOBs) and Life Science (LS) properties, while also standing to benefit from the expected recovery in DHC’s Senior Housing Operating Portfolio (SHOP).

•	Increased access to capital sources: As a combined entity, OPI expects to benefit from access to additional capital sources, including from low-cost government-sponsored sources, such as Fannie Mae and Freddie Mac.

•	Strengthened financial profile with enhanced opportunities for investment: This transaction will provide OPI with access to stabilized cash flows from DHC’s MOBs and LS portfolio and NOI growth potential from its senior housing portfolio. The transaction is expected to be accretive to OPI leverage in the second half of 2024 and accretive to OPI Normalized Funds from Operations (NFFO) and Cash Available for Distribution (CAD) in the second half of 2024.

•	Cost savings synergies: The transaction is expected to generate approximately $2 million to $3 million of identified cost savings synergies annually.

•	Stabilized and sustainable annual dividend: Following the close of the transaction, OPI shareholders are expected to receive an annual dividend of $1.00 per share, with potential for growth in the future.

Subject to the approval of DHC shareholders and OPI shareholders and other customary closing conditions, the merger is expected to close during the third quarter of 2023.

Advisors

J.P. Morgan Securities LLC is acting as exclusive financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal advisor to the special committee of OPI’s Board of Trustees in this transaction. JPMorgan Chase Bank, NA arranged OPI’s bridge loan.

Any shareholder with questions about the OPI Special Meeting or in need of assistance in voting the proxy should contact:

Mackenzie Partners Inc.

1407 Broadway, 27th Floor
New York, New York 10018
Toll-Free: (800) 322-2885
Email: proxy@mackenziepartners.com

About Office Properties Income Trust

OPI is a national real estate investment trust focused on owning and leasing high quality office and mixed-use properties in select growth-oriented U.S. markets. As of March 31, 2023, approximately 63% of OPI's revenues were from investment grade rated tenants. OPI owned and leased 157 properties as of March 31, 2023, with approximately 20.9 million square feet located in 30 states and Washington, D.C. In 2023, OPI was named as an Energy Star® Partner of the Year for the sixth consecutive year. OPI is managed by The RMR Group (Nasdaq: “RMR”), a leading U.S. alternative asset management company with over $37 billion in assets under management as of March 31, 2023, and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. OPI is headquartered in Newton, MA. For more information, visit opireit.com.

Warning Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever OPI uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon OPI’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by OPI’s forward-looking statements as a result of various factors. For example: OPI expects to complete additional secured financings of its properties as part of its overall financing strategy to complete the proposed merger with DHC. However, OPI may not be able to obtain any such additional secured financings within the expected timeframe, on the expected terms or at all. Accordingly, OPI may not be able to successfully implement its overall financing strategy for the proposed merger with DHC. In addition, the closing of the proposed merger with DHC is subject to the satisfaction or waiver of closing conditions, and OPI cannot be sure that any or all of these conditions will be satisfied or waived. Therefore, the proposed merger may not close on the contemplated terms or at all or it may be delayed.

The information contained in OPI’s filings with the Securities and Exchange Commission, or SEC, including under the caption “Risk Factors” in the joint proxy statement/prospectus and in OPI’s periodic reports or incorporated therein, identifies important factors that could cause OPI’s actual results to differ materially from those stated or implied by OPI’s forward-looking statements. OPI’s filings with the SEC are available at the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, OPI does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

In connection with the proposed merger, OPI has filed a registration statement on Form S-4 with the SEC to register OPI’s common shares of beneficial interest, $.01 par value per share, to be issued in the merger. The registration statement includes a joint proxy statement/prospectus of OPI and DHC. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI commenced mailing the joint proxy statement/prospectus to their respective shareholders. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by OPI with the SEC may be obtained for free on OPI’s Investor Relations website at www.opireit.com/investors/default.aspx or by contacting the OPI Investor Relations department at 1-617-219-1410.

In addition to the registration statement and joint proxy statement/prospectus, OPI files annual, quarterly and current reports and other information with the SEC. OPI’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

OPI and certain of its trustees and executive officers, DHC and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from OPI’s and DHC’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by OPI and/or DHC. Information about OPI’s trustees and executive officers is also included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Copies of the foregoing documents may be obtained as provided above.

Investor Contact:

Kevin Barry, Director, Investor Relations

(617) 219-1410

Glen Linde

MacKenzie Partners, Inc.

(212) 378-7073

Media Contacts:

Andrew Siegel / Michael Reilly

Joele Frank

212-355-4449

Source: Office Properties Income Trust

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